SIMPSON THACHER & BARTLETT LLP

425 Lexington Avenue

New York, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

June 24, 2005

Re:	The Neiman Marcus Group, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 20, 2005; File No. 1-09659

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	H. Christopher Owings
Pradip Bhaumik

Dear Messrs. Owings and Bhaumik:

On behalf of The Neiman Marcus Group, Inc. (the “Company”), set forth below is the response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter received by telecopy on June 17, 2005 (the “Comment Letter”), concerning the preliminary proxy statement on Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). For your convenience, we have set forth the text of the comments from the Comment Letter, followed in each case by the response.

We are enclosing five copies this response letter and the revised preliminary proxy statement, which is being filed with the Commission today (the “Proxy Statement”). Page references included in responses to the Staff’s comments are to pages in the Proxy Statement. In addition, marked copies of the Proxy Statement showing changes between the Proxy Statement and the original filing are being provided to the Staff to expedite its review.

Summary

1.	Please include additional information clearly describing the effects of the merger on unaffiliated shareholders. For example, you may state that upon completion of the merger, you will no longer be a public company, and that your unaffiliated shareholders will cease to have any ownership interest in you and will cease to participate in any of your future earnings and growth.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see “Effects of the Merger” on page 6 of the Proxy Statement, as well as the additional disclosure on pages 53-54 of the Proxy Statement. We have not limited the implications of the merger to unaffiliated shareholders, as certain affiliates, including members of the Smith Family (three of whom are Company directors), will have no continuing equity interest in the Company following completion of the merger.

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

2.	In the sub-section Board’s Recommendation, please clarify whether the interested individuals participated in the board’s deliberations regarding the merger.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see the “Board Recommendation” sub-section on page 6 of the Proxy Statement.

3.	In the sub-section Conditions to Closing on page 9, and throughout the document, identify which conditions to completion of the merger may be waived and which of those waivable conditions you may consider waiving. Please note that we generally believe that resolicitation is required when companies waive material conditions to a merger. If you do not intend to re-solicit proxies in the event of waiver of material conditions, disclose the associated risks.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see the “Conditions to Closing” sub-section on page 10 of the Proxy Statement, as well as the additional disclosure on page 66 of the Proxy Statement. In addition, we take note of the Staff’s belief that re-solicitation is required when companies waive material conditions to a merger.

The Merger

Background of the Merger

4.	Please revise the discussion to clarify whether, when, and the extent to which the structure and financial terms of the merger changed during the course of the negotiation process.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see the pages 24-26 of the Proxy Statement.

5.	Please clarify, if accurate, that your directors and executive officers who have interests in the merger that are different from, or in addition to, the interests of your unaffiliated stockholders, have actively participated in the negotiations related to the merger agreement.

Response:

We respectfully advise the Staff that the Company’s directors and executive officers did not actively participate in the direct negotiations with the bidding groups related to the merger agreement because of the “auction” process conducted by the Company and disclosed in the Proxy Statement.

The auction process consisted of circulating an initial draft of the merger agreement and requesting that the bidding groups submit any comments they may have (without price information). The Company’s advisors, in consultation with the Company’s directors and executive officers, then prepared a revised version of the merger agreement based on the comments received and re-circulated this revised version to all of the bidding groups (all bidding groups received the same revised merger agreement). The bidding groups were asked to submit any final comments they may have to the revised merger agreement (again, without price information) five days in advance of final bids being due. During this five-day period, Simpson Thacher & Bartlett negotiated legal issues contained in the re-submitted merger agreements, focusing in large part on reducing any

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

elements of conditionality. Final bid prices were then submitted by each of the bidding groups, which were not previously negotiated. The group with the highest price was selected and there were no subsequent negotiations as to price. Accordingly, the disclosure in the Proxy Statement reflects that negotiations with the bidding groups were conducted by the Company’s representatives, with the authorization and oversight of the entire Board of Directors, and that no member of the Board of Directors or management directly negotiated any terms of the merger agreement with any of the bidding groups. Please see pages 24-26 of the Proxy Statement for the disclosure summarized above.

6.	It appears that the other two bidding groups that lost to TPG/Warburg Pincus were involved in an advanced stage of the negotiations to acquire you. Please disclose the final bid price per share that each of them offered.

Response:

We note that the Proxy Statement currently discloses that the other final bids were solely for cash and at a price per share less than the $100 cash price per share offered by the TPG/Warburg Pincus group (see pages 26 and 28 of the Proxy Statement). We further note that, as disclosed in the Proxy Statement, the terms of the other bids received, including with respect to conditionality, were on the whole no more favorable to the Company in any material respect than those terms that were proposed by the TPG/Warburg group (see page 26 of the Proxy Statement). Accordingly, we respectfully submit that the disclosure of the precise amount by which the other final bid prices were less than $100 is not material to the voting decision being made by the Company’s stockholders.

7.	Please describe the proposed terms of the credit card transaction during this time period.

Response:

To address the Staff’s comment and as a result of the recent execution of definitive agreements relating to the credit card transaction, we have included in the Proxy Statement disclosure with respect to such executed agreements. Please see the new “The Credit Card Transaction” sub-section on page 11 of the Proxy Statement, as well as the new “The Credit Card Transaction” section on page 51 of the Proxy Statement.

8.	Please disclose whether, and the extent to which, the board made any specific inquiries into the matters supporting the analysis and opinion of JPMorgan when the opinion was delivered. If any inquiries were made, describe the matters that were raised and how the matters were resolved.

Response:

Although the board of directors posed questions and made inquiries during the course of JPMorgan’s presentation and rendering of its opinion, we respectfully advise the Staff that in the Company’s view such questions and inquiries were not material in nature. The questions simply confirmed or clarified information that has already been disclosed in the Proxy Statement. Additional disclosure has been included in the Proxy Statement to that effect. Please see page 27 of the Proxy Statement.

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

Reasons for the Merger

9.	We note that the board of directors may have considered factors other than those that are discussed in the proxy materials. Please revise to disclose that you have disclosed all material factors considered, including all material negative factors.

Response:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see pages 27-29 of the Proxy Statement under “The Merger—Reasons for the Merger.”

Opinion of JPMorgan

10.	Please provide us with a copy of the board books and any other materials distributed by JPMorgan to assist the board in evaluating the transaction.

Response:

We note that the materials distributed by JPMorgan to assist the board in evaluating the transaction are being submitted to the Staff by Davis Polk & Wardwell, counsel to JPMorgan, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we hereby request that those materials be returned to Davis Polk & Wardwell immediately following completion of the Staff’s review thereof. By separate letter, Davis Polk & Wardwell has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

11.	Please provide us with copies of any material non-public information exchanged between the parties in the merger negotiations that were not filed with the registration statement, including all analysts’ reports, financial forecasts, and projections used by you and your financial advisor. In addition, to the extent that you have not disclosed any such information in the document, provide us the basis for your conclusion that the non-public information is not material and therefore need not be disclosed.

Response:

We respectfully advise the Staff that the Company believes the only material non-public information exchanged between the parties was (i) certain projections used by the Company and its financial advisors and shared with the bidding groups and (ii) certain information relating to the credit card transaction shared with the bidding groups.

(i) Projections. With respect to the projections (which are set forth in the JPMorgan board book being provided to the Staff supplementally pursuant to Comment #10 (see pages 11, 12 and 30 of the board book) (the “Projections”)), we note that information regarding management’s projected compound annual growth rates in revenues and EBITDA margins already has been disclosed in the Proxy Statement (see page 35 of the Proxy Statement under “Discounted Cash Flow Analysis”). For purposes of the Proxy Statement, the Company views the revenue growth rates and EBITDA margins as the only material non-public information reflected in the Projections. We also note the following with respect the other information contained in the Projections:

•	Additional information relevant in the Projections (e.g., projected revenue, gross profit and EBITDA) is substantially derivative of the revenue growth rate and EBITDA margin information already disclosed in the Proxy Statement;

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

•	EPS estimates published by Institutional Brokers Estimate System (I/B/E/S) for the Company’s 2005 and 2006 fiscal years are substantially the same as the estimates contained in the Projections;

•	Although I/B/E/S estimates are not available for years beyond fiscal year 2006, we view such projections as too speculative to provide meaningful information to stockholders; and

•	To the extent I/B/E/S estimates of growth rates are available for years beyond fiscal year 2006, they are substantially consistent with the growth rates in the Projections.

(ii) Credit Card Transaction Information. We are providing the Staff under separate cover the non-public information exchanged between the parties relating to the credit card transaction proposals. This information principally consisted of an evaluation of the proposals received but also included the Company’s estimate, based on management projections, of the pro forma impact that the credit card transaction would have on EBITDA for the next five years. We believe that the terms of the proposals are not material because the Company has signed a definitive agreement with respect to its credit card operations with the credit card partner that proposed the best alternative, and the terms of that agreement are now disclosed in the Proxy Statement. We have, however, included additional disclosure regarding the estimated pro forma impact on EBITDA that was provided to the bidding groups in connection with the sale process. Please see page 51 of the Proxy Statement.

Accordingly, the Company concluded, and respectfully submits to the Staff, that no information exchanged between the parties is material to the voting decision being made by the Company’s stockholders other than (i) the projected revenue growth rate and EBITDA margin information already contained in the Proxy Statement and (ii) the additional disclosure relating to the credit card transaction.

We note that the credit card information is being submitted to the Staff by Sullivan & Cromwell LLP, counsel to Goldman Sachs, under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act and Rule 418 under the Securities Act. In accordance with such rules, we hereby request that those materials be returned promptly to Sullivan & Cromwell LLP following completion of the Staff’s review thereof. By separate letter, Sullivan & Cromwell LLP has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. Section 200.83.

12.	Please describe any material relationship that existed between you and JPMorgan during the two years preceding the time when you retained that firm as your financial advisor. Also, disclose any compensation received or to be received as a result of the past relationship between you and your affiliates on the one hand and JPMorgan or its affiliates on the other.

Response:

We have been advised by JPMorgan that all material relationships that existed between the Company and JPMorgan during the two years preceding the time that the Company retained JPMorgan were disclosed in “Opinion of JPMorgan” section of the initial proxy statement filed by the Company. Additional disclosure has been included in the Proxy Statement to address the Staff’s comment with respect to the amount of compensation received as a result of the past relationships between the Company and JPMorgan. Please see page 37 of the Proxy Statement.

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

13.	Please disclose in bulleted form the specific assumptions JPMorgan made with respect to industry performance, general business, economic, and market conditions, and other matters, in performing its analyses of the fairness of the transaction.

Response:

We have been advised by JPMorgan that it made no specific assumptions with respect to industry performance, general business, economic and market conditions in performing its analysis. All other specific material assumptions underlying JPMorgan’s analysis are already described elsewhere in the “Opinion of JPMorgan” section of the Proxy Statement. We have revised the Proxy Statement accordingly. Please see page 36 of the Proxy Statement.

14.	Please clarify whether there were any specific factors that did not support the fairness opinion obtained from JPMorgan. If JPMorgan performed any additional analyses that did not support the fairness opinion, revise to disclose this information and to describe the analyses and conclusions.

Response:

As noted in the Proxy Statement, JPMorgan arrived at its determination as to the fairness of the merger consideration from a financial point of view based on the totality of the factors it considered and analyses that it performed, which collectively supported its fairness opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor, considered in isolation, supported or failed to support its fairness opinion. We have been advised by JPMorgan that it did not perform any additional analyses that did not support the fairness opinion. Additional disclosure has been included in the Proxy Statement, however, to clarify this point. Please see pages 33 and 35 of the Proxy Statement.

15.	Where you discuss the different selected ranges of multiples used by your financial advisor, as on pages 31, 33, and 34, please clarify how those multiples were calculated and disclose the significance of the multiples.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see pages 32-35 of the Proxy Statement.

Financing

16.	We note your statement that Newton Acquisition, Inc. has obtained equity and debt financing “commitments” for the transactions contemplated by the merger agreement. Please state clearly whether the financing required by your purchasers to fund the merger transaction is “assured.” If the financing is not assured, please tell us whether you have contemplated including the information required by paragraph (c)(1) of Item 14 for the acquiring entities in the proxy statement. Please refer to Instruction 2(a) to Item 14.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 40 of the Proxy Statement.

Although the debt financing for the transaction is not subject to due diligence or “market outs,” such financing may not be considered assured. Nonetheless, the Company has determined that

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

financial statements of Merger Sub would not be material to the voting decision being made by the Company’s stockholders because the consideration offered in the transaction to stockholders consists wholly of cash. Moreover, we submit that including financial statements of Merger Sub would not be helpful or otherwise material to the voting decision to be made by the Company’s stockholders for the following additional reasons (each of which is disclosed in the Proxy Statement):

•	Merger Sub was organized solely for the purpose of entering into the merger agreement;

•	Merger Sub will be merged with and into the Company and the separate existence of Merger Sub will cease and the Company will continue as the surviving corporation; and

•	Merger Sub has not conducted any activities to date other than those incident to its formation and its execution of the merger agreement and the related documents.

Interests of the Company’s Directors and Executive Officers in the Merger

17.	Please clarify that certain members of management and the board of directors have interests that will present them with actual or potential conflicts of interest.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 41 of the Proxy Statement.

18.	Please ensure that you provide a complete disclosure, including specific payment amounts, of all plan and non-plan compensation awarded to, earned by, or paid to the executive officers and directors of the surviving company, from all sources and for all services rendered in all capacities. Please note that this disclosure should include the types and dollar values of all perquisites paid to those individuals. Finally, provide the aggregate dollar value of consideration each of your directors and officers would receive as a result of the merger.

Response:

Additional disclosure, both in the form of textual and tabular disclosure, has been included in the Proxy Statement to address the Staff’s comment. Please see pages 45-46 of the Proxy Statement. In addition, we respectfully advise the Staff that executive perquisites are de minimus and not material to the voting decision being made by the Company’s stockholders.

Retention/Severance Agreements

19.	Please identify the non-executive officers who have change of control termination protection agreements with you.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 43 of the Proxy Statement.

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

The Merger Agreement

20.	We refer to your disclosure in the first paragraph on page 48. Your qualification by reference to the merger agreement is inappropriate. Please revise.

Response:

We have revised the disclosure in the Proxy Statement as requested by the Staff’s comment. Please see page 52 of the Proxy Statement.

21.	We note your statement that “[the merger agreement] is not intended to provide any other factual information about the Company. Such can be found elsewhere in this proxy statement in the other public filings that the Company makes with the SEC.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

We have revised the disclosure in the Proxy Statement to remove the referenced statement. Please see page 52 of the Proxy Statement

22.	We note your statement that “representations and warranties were made solely for the purposes of contract.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

Response:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment. Please see page 52 of the Proxy Statement.

23.	Please note that disclosure regarding an agreement’s representations and warranties in a proxy statement constitutes a disclosure to investors. You are responsible for the accuracy of any disclosure in the public filings. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading. Therefore, please delete the statements that readers “should not rely on the representations and warranties as statements of factual information” from the third paragraph on page 48. In the alternative, include disclosure acknowledging that, if specific material facts exist that contradict the representations or warranties in the merger agreement, you have provided corrective disclosure.

Response:

The disclosure in the Proxy Statement has been revised in response to the Staff’s comment, including the deletion of the statement referenced in the Staff’s comment. Please see page 52 of the Proxy Statement

Effective Time; The Marketing Period

24.	Please explain clearly the function of the “marketing period.” If this period enables the acquiring group to seek additional debt financing commitments, please clarify to that effect. In addition, clarify that the marketing period may, under certain circumstances, extend until the time when you file your annual report for the current fiscal year. Please discuss the implications of this potential delay in closing the transaction.

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  Division of Corporation Finance

June 24, 2005

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 53 of the Proxy Statement.

Conditions to the Merger

25.	Please clarify which conditions have been satisfied and update the status of others, as appropriate.

Response:

In response to the Staff’s comment, we included additional disclosure explaining that the condition relating to the expiration or termination of the HSR waiting period has been satisfied. Please see page 65 of the Proxy Statement.

26.	Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the merger.

Response:

Additional disclosure has been included in the Proxy Statement to address the Staff’s comment. Please see page 66 of the Proxy Statement.

Appraisal Rights

27.	Please delete the statement that the discussion of the provisions of the Delaware General Corporation Law is “not a complete statement” of all the applicable requirements for shareholders to demand and perfect their appraisal rights, and provide a complete summary of the material aspects of those rights.

Response:

In response to the Staff’s comment, we deleted the statement referenced in the Staff’s comment. Please see page 77 of the Proxy Statement.

Where You Can Find Additional Information

28.	Please update documents incorporated by reference to include Form 10-K/A and Forms 10-Q/A filed on May 31, 2005 and Forms 8-K filed after May 4, 2005.

Response:

We have provided the update in the Proxy Statement requested by the Staff’s comment. Please see page 81 of the Proxy Statement.

*        *        *        *        *

The undersigned, on behalf of the Company, hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

  Division of Corporation Finance

June 24, 2005

Please direct any questions concerning this letter to Tony Bangs of Neiman Marcus at (214) 743-7610 or John Finley or Eric Swedenburg of this office at (212) 455-2000.

Very truly yours,

SIMPSON THACHER & BARTLETT LLP

cc:	Nelson A. Bangs

  The Neiman Marcus Group, Inc.